06017453

RECEIVED
2006 OCT 16 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

October 11, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated September 25, 2006.
2. Press Release, dated October 9, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

10/17

17385245

File No.: 82-4406

	Antje Witte	CORPORATE COMMUNICATIONS
Phone:	+49 2173 48 1866	Alfred-Nobel-Strasse 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com
Date:	September 25, 2006	

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN

UCB Announces Proposed Acquisition of Schwarz Pharma for Cash and Shares, Valuing Schwarz Pharma at 4.4 Billion Euros

Building the next generation global biopharmaceutical leader

UCB intends to make a friendly cash and share offer for all the issued and to be issued shares in SCHWARZ PHARMA.

Schwarz Pharma's shareholders would receive 50 euros in cash and 0.8735 new ordinary shares in UCB, valuing each Schwarz Pharma share at 91.1 euros based on the closing price of a UCB share on 22 September 2006.

SCHWARZ PHARMA's Supervisory and Executive Boards unanimously intend to recommend the proposed offer.

The Schwarz family, owning approximately 60 per cent of the issued share capital of SCHWARZ PHARMA, has committed irrevocably to accept the Offer and to hold at least 41.5 per cent of the UCB shares they receive in the Offer until after June 2010.

SCHWARZ PHARMA brings three exciting late stage new compounds, complementary therapeutic and geographic focus and a strong talent and cultural fit.

The combined UCB and Schwarz Pharma would be a leading biopharmaceutical company with:

- **revenues in excess of 3.3 billion euros**
- **world leading R&D - annual expenditure of 770 million euros**
- **global leadership in neurology**
- **stronger combined commercial power in the USA and EU**

SCHWARZ
PHARMA

- **rich neurology and inflammation pipeline accelerating growth**
- **strengthened and more diversified product portfolio**
- **Improved long-term earnings prospects and cash flow profile**

Significant anticipated synergies of more than 300 million euros per annum to be reached after three years.

It is expected that the transaction would be earnings accretive, post synergies, pre transaction costs and intangible amortisation related to the acquisition after the second year of ownership.

Roch Doliveux, CEO of UCB said:

"The proposed combination with Schwarz Pharma is a leap forward in building UCB into a global biopharmaceutical leader focused on selected disease areas, especially neurology, inflammation and oncology. This transaction brings to UCB attractive late stage products in our targeted disease areas and a strengthening of our business in the United States and Europe, that will further accelerate our growth well into the next decade. It provides the opportunity to leverage our leading US and EU neurology franchise with new medicines ready to be marketed. The two companies are a perfect fit."

"The UCB management team has already demonstrated its expertise in acquiring and integrating complementary businesses, as demonstrated by the Celltech transaction and others. We look forward to working together with Schwarz Pharma's management and employees to realise the outstanding potential of this combination for our stakeholders as we deliver new medicines to treat patients with severe diseases. This is a winning combination."

Patrick Schwarz-Schuette, CEO of SCHWARZ PHARMA said:

"I am very excited by the prospects for this new company. The transaction broadens the business and significantly enhances the commercial prospects of our late stage development pipeline. It also provides significant growth potential. The two companies together will have enlarged R&D base, a diversified product portfolio and increased presence especially in the USA and EU. Therefore I am convinced that this business combination will be successful for all stakeholders."

Summary

The Boards of UCB and Schwarz Pharma ("Schwarz") announce that they have agreed the terms of a recommended cash and shares offer proposed to be made by UCB for the entire issued and to be issued share capital of Schwarz Pharma.

The proposed offer for each Schwarz Pharma share would be 50 euros in cash and 0.8735 new ordinary shares in UCB, valuing each Schwarz Pharma share at 91.1 euros based on the closing price of a UCB share on 22 September 2006. The Offer values the existing issued share capital of Schwarz Pharma at approximately 4.4 billion euros.

SCHWARZ PHARMA

The Offer represents a premium of approximately:

- 20.4 per cent to the closing price of 75.65 euros per SCHWARZ PHARMA share on Friday, 22 September 2006.
- 28.4 per cent to the closing price of 70.93 euros per SCHWARZ PHARMA share on 20 September 2006, the day prior to the announcement of the transactions involving Serono and Altana.
- 25.9 per cent to the average middle-market closing price of 72.37 euros per SCHWARZ PHARMA share during the 3 months prior to the date of this announcement.
- 50.4 per cent to the average middle-market closing price of 60.57 euros per SCHWARZ PHARMA share during the 12 months prior to the date of this announcement.

UCB has secured a five-year senior debt package arranged by BNP Paribas and Fortis Bank S.A./N.V. to provide the cash element of the transaction. The shares of UCB that will be used as consideration in the tender offer will be issued by way of a capital increase. UCB will apply to the Belgian stock market authority to have the new UCB shares admitted to trading on Eurolist by Euronext Brussels.

The Schwarz family owning approximately 60 per cent of the issued share capital of SCHWARZ PHARMA has irrevocably committed to accept the proposed offer and to hold at least 41.5 per cent of the UCB shares they receive in the Offer until after June 2010. Patrick Schwarz-Schuette will be invited to join the Board of UCB on completion of the transaction.

UCB has also received letters of intent from Schroders Investment Management Limited and Capital Research and Management, who together own approximately 7.9 per cent of Schwarz Pharma, stating their intention to accept the proposed offer. In addition, Capital Research and Management, who own approximately 9.7 per cent of UCB, has also expressed its intent to vote in favour of the proposed capital increase of UCB to be voted on at an Extraordinary General Meeting of UCB.

The combination of UCB and SCHWARZ PHARMA would build the next generation biopharmaceutical leader with strong combined US and EU commercial power and proforma 2005 revenues of 3.3 billion euros. In particular:

- Combining the R&D expertise of the two companies would produce world leading platforms in neurology, inflammation and oncology with diversified expertise in Belgium, Germany, the U.K. and the US. The combined annual R&D budget of 770 million euros (2005) would enhance further the development of next generation medicines targeting severe diseases and above average growth

- The enlarged UCB would have an attractive late stage development pipeline with two immediate product launches and a further two before end 2008, two from UCB and two from SCHWARZ PHARMA

- UCB's existing proven sales and marketing infrastructure focused on neurologists in Europe and especially the United States would provide

SCHWARZ PHARMA's approved and late stage neurology pipeline with enhanced and rapid market access and competitive advantage

- The enlarged entity would have an even stronger therapeutics expertise in neurology combined with UCB's promising franchise in inflammation and the established positions in respiratory/allergy and cardiovascular

- SCHWARZ PHARMA's revenues of over 990 million euros (in 2005) would further broaden UCB's business, particularly in the United States and Europe and the enlarged UCB would be a more attractive partner for licensing deals and R&D collaboration than either SCHWARZ PHARMA or UCB alone.

- Significant anticipated synergies: 300 million euros within three years

Monheim (Germany) will be an important location for the enlarged company as it will headquarter the primary care business under Schwarz Pharma name and will be one of the company's R&D centres.

The enlarged company will be called UCB and will continue to be based at UCB's current headquarters in Brussels.

This combination brings together two companies guided by a common vision to combine the best of both companies with a balanced approach and each job being fulfilled by the best professional irrespective of company. It will be driven by a common process, joined integration teams and Schwarz Pharma Managers represented in UCB Leadership Teams.

Braveheart and Lazard are acting as financial advisers to UCB in this transaction. Rothschild is acting as financial advisor to SCHWARZ PHARMA in this transaction.

There will be a presentation to analysts at 09:00 BST at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. The presentation will be webcast and available on www.cantos.com, www.ucb-group.com and www.schwarzpharma.com. In addition, non-attendees can listen to the presentation through a conference call, details of which are:

Belgium: +32 (0)2 400 6864
Germany: +49 (0) 69 5007 1079
United Kingdom: +44 (0)20 7138 0810

Interviews with Roch Doliveux, CEO of UCB and Patrick Schwarz-Schuette, CEO of SCHWARZ PHARMA are available on www.cantos.com, www.ucb-group.com and www.schwarzpharma.com.

UCB intends to issue full Offer documents as soon as possible. There will be no minimum acceptance threshold, although the transaction will be subject to the appropriate anti-trust clearances and the approval of the UCB's capital increase by its shareholders. However, UCB anticipates completion of the transaction around the end of the calendar year.

SCHWARZ PHARMA

ENQUIRIES
SCHWARZ PHARMA

Antje Witte	+49 2173 48 1866	
Bettina Ellinghorst	+49 2173 48 2329	
UCB		
Jean-Christophe Donck	+32 2 559 9346	
Mareike Mohr	+32 2 559 9346	
Braveheart:	Bernard Taylor	+44 1844 2102 59
	Julian Oakley	+44 20 7877 5312
Lazard	Stephen Sands	+44 207 187 2000
	Matthieu Bucaille	+33 1 44 1305 13
	Paul Gismondi	+44 207 187 2000
Brunswick Group – London	+44 20 7404 5959 Jon Coles & Justine McIlroy	
Brunswick Group – Frankfurt	+49 692 400 5510 Hartmut Vennen	

The offer is not being made in Australia, Canada, Japan or the U.S. or to U.S. persons and is intended only to be available to persons to whom the offer may lawfully be made. These materials are not an offer to purchase securities in any jurisdiction.

UCB (www.ucb-group.com) is a leading global biopharmaceutical company dedicated to the research, development and commercialisation of innovative pharmaceutical and biotechnology products in the fields of central nervous system disorders, allergy/respiratory diseases, immune and inflammatory disorders and oncology – UCB focuses on securing a leading position in severe disease categories. Employing over 8,300 people in 40 countries, UCB achieved revenue of 2.3 billion euro in 2005. UCB is listed on the Euronext Brussels Exchange

Schwarz Pharma AG (www.schwarzpharma.com) is a multinational pharmaceutical company that develops and markets innovative drugs with a focus on Central Nervous System (CNS), cardiovascular and gastro-intestinal diseases The company's Parkinson's patch Neupro® (rotigotine transdermal system) has been launched in Europe and has received an approvable letter from the US FDA. The company's has licensed its Overactive Bladder product Festerodine to Pfizer in exchange for upfront and milestone payments totaling EUR 220m in addition to royalties on Pfizer's Festerodine and Detrol franchises. In addition to its marketed products, Schwarz Pharma has a substantial late stage pipeline with rotigotine in development for the treatment of Parkinson's disease and Restless Legs Syndrome, and lacosamide for the treatment of epilepsy and neuropathic pain. In 2005 the company achieved global sales of EUR 991 million, of which 78 per cent were generated outside Germany. The Company is headquartered in Monheim, Germany, employs around 4,400 professionals worldwide, operates state of the art manufacturing facilities in Europe, USA and Asia and has a strong multinational marketing presence and infrastructure with affiliates in the USA, Europe and Asia. Schwarz Pharma is listed on the Frankfurt Stock Exchange.

Forward-looking statements:
This press release includes "forward-looking statements" relating to the Offer, UCB and Schwarz Pharma that are subject to known and unknown risks and uncertainties, many of which are outside of Uranus' and Schwarz Pharma's control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. In this press release, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to the Offer, UCB or Schwarz Pharma, are intended to identify forward-looking statements. Important factors that could cause actual results to differ materially from such expectations include, without limitation: the inability to obtain necessary regulatory approvals in the context of the Offer or to obtain them on acceptable terms; the inability to integrate successfully Schwarz Pharma within UCB or to realize synergies from such integration following the acquisition; costs related to the acquisition of Schwarz Pharma; the economic environment of the industries in which UCB and Schwarz Pharma operate; costs associated with research and development; changes in the prospects for products in the pipeline or under development by UCB or Schwarz Pharma; dependence on the existing management of UCB and Schwarz Pharma; changes or uncertainties in Belgian or German tax laws or the administration of such laws; changes or uncertainties in the laws or regulations applicable to the markets in which UCB and Schwarz Pharma operate. All written and oral forward-looking statements attributable to UCB or Schwarz Pharma or persons acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. The forward-looking statements included in this press release are made only as of the date of this press release. Neither UCB nor Schwarz Pharma intend, or undertake any obligation, to update these forward-looking statements.

File No.: 82-4406

SCHWARZ
PHARMA

print | close

Positive Results for Rotigotine in Restless Legs Syndrome

Press Room > Press Releases 2006 > Positive Results for Rotigotine in Restless Legs Syndrome

SCHWARZ PHARMA Reports Positive Results for Rotigotine in Restless Legs Syndrome

First phase III results with Rotigotine transdermal patch in patients suffering from Restless Legs Syndrome show clinically relevant and statistically significant reduction in symptoms. This trial has the potential to be considered as a pivotal trial. First results from a second phase III trial are due in Q1/2007.

October 9, 2006 - SCHWARZ PHARMA announced today that the multinational phase III trial with Rotigotine transdermal patch for the treatment of the signs and symptoms of moderate to severe Restless Legs Syndrome (RLS) has shown a clinically relevant and highly statistically significant reduction of RLS symptoms versus placebo in both primary variables. Rotigotine was also well tolerated in this tria

Iris Loew-Friedrich, MD, PhD, Member of the Executive Board SCHWARZ PHARMA AG said: "We are encouraged by the magnitude of reduction of Restless Legs Syndrome symptoms and the good tolerability, which patients experienced during the trial. For all doses teste clinically relevant and statistically significant reduction of symptoms was reported. The improvement has been measured with the validat International Restless Legs Syndrome Study Group Rating Scale, IRLS."

In this trial, 458 patients with moderate to severe RLS were treated in a double-blind, placebo-controlled phase III study. All patients beg the three-week titration period at a daily dose of 2.25mg rotigotine transdermal patch or placebo. During the six-month period of treatme the patients received rotigotine transdermal patch (2.25, 4.5 or 6.75 mg/day) or placebo patch on a daily basis. Co-primary endpoints we absolute change from baseline in the IRLS and in the Clinical Global Impression (CGI) item 1 score (severity of illness) at the end of maintenance period.

Rotigotine treatment led to a clinically relevant and statistically significant reduction in the IRLS score and in the CGI item 1 score. The rotigotine transdermal patch achieved a statistically significant improvement compared to placebo. The most common side effects were application site reactions, nausea, headache and fatigue.

"Restless Legs Syndrome" is also known as Ekbom's Syndrome. Up to 10% of the population experiences symptoms of this neurologica disease which is characterized by an unpleasant restless urge and a tingling in the legs. These symptoms often manifest themselves in peaceful phases like periods of rest and inactivity, particularly in the evenings and at night, thus preventing recuperative sleep. RLS is a chronic, slowly progressive disease which occurs about as frequently as migraines or diabetes. It is presumed to be caused by a metab disorder of the nervous system.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a stock listed company with approximately 4,400 employees worldwide company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs foc to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billior The company has a strong international presence with subsidiaries in Europe, USA and Asia.

Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329